June 2, 2006

VIA EDGAR AND FACSIMILE (202) 772-9368
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ryan C. Milne

Re: Index Oil & Gas Inc. (the “Company”)
File No. #000-51430
Item 4.01 on Current Report filed on Form 8-K on May 12, 2006 (“Current Report”)

Dear Mr. Milne:

This letter responds to comments contained in the Staff letter, dated May 18, 2006, addressed to Mr. Andrew Boetius, the Company’s Chief Financial Officer, with respect to the Company’s filing of the Current Report.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and Issuer’s responses set forth below, the Issuer has amended the Current Report accordingly.

1.
We note that you disclose that there were no disagreements or reportable events with your former accountant in connection with the audits of the two most recent fiscal years ended December 31, 2005 and 2004. Please amend your filing to disclose whether there were any disagreements with the former accountant during your two most recent fiscal years and any subsequent interim period preceding their dismissal. In the event of disagreements or reportable events during the period from inception to date of dismissal, provide the specific disclosures required by Item 304(a)(1)(iv) of Regulations S-B.

Response:

We have amended our Current Report by filing a Current Report on Form 8-K/A with the SEC on May 26, 2006 (“8-K/A”), a copy of which is annexed hereto as Exhibit A, which reflects that the Company had no disagreements or reportable events with its former account, Esther Yap & Co. (the “Accountant”), during the Company’s two most recent fiscal years and up to the date of the Accountant’s dismissal on May 12, 2006.

2.
We note that the opinion in your Form 10-K filed April 10, 2006, contains a modification regarding your ability to continue as a going concern. Please revise your second paragraph to disclose that the accountant’s reports for the periods ended December 31, 2005 and 2004 contained a modification for this uncertainty.

Response:

We have revised the second paragraph as requested.

3.	Please obtain and file an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

We have included a letter from our former accountant as Exhibit #16.1 to the 8-K/A, a copy of which is annexed hereto as Exhibit B.

In connection with responding to comments contained in the above-referenced Staff letter with respect to the Company’s filing of the Current Report, the Company hereby acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact me at (212) 930-9700.

Very truly yours,

/s/ Richard A. Friedman
Richard A. Friedman

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2006

INDEX OIL AND GAS INC.
(Exact name of registrant as specified in its charter)

Nevada	000-51430	20 -0815369
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

10000 Memorial Drive, Suite 440
Houston, Texas 77024
(Address of principal executive offices)

(Registrant's telephone number, including area code) (713) 683-0800

Thai One On, Inc.
(Former name or former address, if changed since last report)

Copies to:
Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 - Matters Related to Accountants and Financial Statements
Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) Previous independent accountants

(i) On May 12, 2006, Index Oil & Gas Inc. (the "Company") dismissed Esther Yap & Co. as its independent accountants. The Company's Board of Directors approved the decision to change independent accountants.

(ii) Except for a “Going Concern” disclaimer issued by the Company’s accountants in connection with the audit of the Company’s financial statements for each of the two prior fiscal years ended December 31, 2005 and 2004, respectively, the reports of Esther Yap & Co. on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) In connection with its audits for the two most recent fiscal years and up to the date of this Current Report, there have been no disagreements with Esther Yap & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Esther Yap & Co. would have caused them to make reference thereto in their report on the financial statements for such years.

(iv) During the two most recent fiscal years the former accountant did not advise the Company with respect to items listed in Regulation S-B Item 304(a)(1)(iv)(B)).

(v) The Company has requested that Esther Yap & Co. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed with this Current Report on Form 8-K as exhibit #16.1.

(b) New independent accountants

The Company engaged Russell Bedford Stefanou Mirchandani LLP as its new independent accountants as of May 12, 2006. During the two most recent fiscal years and through March 31, 2006, the Company has not consulted with Russell Bedford Stefanou Mirchandani LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided that Russell Bedford Stefanou Mirchandani LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B.

Section 5 - Corporate Governance and Management
Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 12, 2006, the Company’s Board of Directors approved for the Company to change the date of the fiscal year end from December 31 to March 31 for purposes of filing an Annual Report with the SEC on Form 10-KSB.

 Item 9.01 Financial Statements and Exhibits

(a)	Financial statements of businesses acquired.

Not applicable.

(b)	Pro forma financial information.

Not applicable.

(c)	Shell company transactions.
Not applicable.

(d)	Exhibits

Exhibit Number	Description
16.1	Copy of the letter furnished to the Company by Esther Yap & Co. (Filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Index Oil & Gas Inc.

Dated: May 26, 2006	By:	/s/ Lyndon West
Name: Lyndon West
Title: Chief Executive Officer

 May 26, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Index Oil & Gas Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's amended Current Report filing on Form 8-K/A dated May 25, 2006, to amend the Company’s Current Report filed on Form 8-K dated May 12, 2006. We agree with the statements concerning our Firm in such Form 8-K/A.

Very truly yours,

/s/ Esther Yap & Co.

Esther Yap & Co.